

February 19, 2014

Via E-mail
Daniel Yates
Chief Executive Officer
OPower, Inc.
1515 North Courthouse Road, 8th Floor
Arlington, VA 22201

Re: **OPower, Inc.**
        Amendment No. 2 to Confidential Draft Registration Statement on Form S-1
        Submitted January 31, 2014
        CIK No. 0001412043

Dear Mr. Yates:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators for Our Business, page 44

1.   We note from your response to prior comment 8 that the number of households or businesses served impacts your fees and revenue; however, the number of households or businesses served does not directly correlate to the fees and revenue generated. We also note that you disclose that "[you] generate revenue primarily from subscription fees from utilities for use on [y]our platform, generally based upon the number of households and businesses served and the solutions selected." Given your use of this metric throughout your filing please revise to disclose the relevance of the number of households and business served and clarify its impact on revenue so that investors may better evaluate this metric.

Results of Operations

Nine Months Ended September 30, 2012 and 2013

Revenue, page 47

2.   Tell us why a discussion and quantification of the amount of revenue attributable to the Customer Engagement and Energy Efficiency solutions and the reasons for changes in these amounts between the periods presented would not be relevant information for an investor.

         If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

         You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding the foregoing comments. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, the undersigned at (202) 551-3462.

                                                          Sincerely,

                                                          /s/ Mark P. Shuman

                                                          Mark P. Shuman
                                                          Branch Chief – Legal

cc: Via E-mail
         Richard Kline, Goodwin Proctor LLP